TC Energy Code of Business Ethics Making the right choices – doing the right thing

Message from Russ Girling At TC Energy, we pride ourselves on being a company that all of our stakeholders (whether they are customers, suppliers, investors, lenders, regulators, neighbors, or employees), can count on to make the right choices and do the right thing. While our corporate values – safety, integrity, responsibility and collaboration – form the foundation of how we do business, our Code of Business Ethics (COBE) goes one step further. COBE helps us put those values into practice in our daily decisions and activities. In this way, COBE helps to clarify what making the right choices and doing the right thing really means. Making the right choices and doing the right thing is a serious matter. It’s essential that you carefully read and ensure you understand the principles set out in COBE, and that you refer to it regularly. It will help you with guidance on ethical situations you face at work, and it will help you understand the type of behaviour expected of you. You are required to complete your COBE training and certification each year. Remember, all of us benefit by working for a company that makes the right choices and does the right thing. It takes all of us making the right choices and doing the right thing together to ensure TC Energy continues to be a company our stakeholders can count on. Sincerely, Russ Girling President and CEO Uncontrolled when printed TC Energy – Code of Business Ethics 2

Table of contents What does making the right choices and doing the right thing mean? . . . 4 Making the right choices and doing the right thing requires Making the right choices and doing the right thing requires that we act responsibly . . . . . . . . . . . . . . . . . . . . . 27 that we collaborate. . . . . . . . . . . . . . . . . . . . . . . 7 Protecting confidential information. . . . . . . . . . . . . . . 28 Compliance organization. . . . . . . . . . . . . . . . . . . .8 Protecting and respecting intellectual property rights. . . . . . . . 29 Reporting safety, legal and ethical violations. . . . . . . . . . . . 9 Protecting and using TC Energy’s assets. . . . . . . . . . . . . .30 Ethics Help Line. . . . . . . . . . . . . . . . . . . . . . . 10 Managing and maintaining the security of information. . . . . . . . 31 Making the right choices and doing the right thing requires Being socially responsible. . . . . . . . . . . . . . . . . . . .31 that we be safe . . . . . . . . . . . . . . . . . . . . . . . . 12 Being a good ambassador of TC Energy. . . . . . . . . . . . . . .31 Protecting health, safety and the environment . . . . . . . . . . . 13 Protecting personal information . . . . . . . . . . . . . . . . 32 Being fit for work . . . . . . . . . . . . . . . . . . . . . . .13 Diversity, employment equity and equal opportunity. . . . . . . . . 32 Making the right choices and doing the right thing requires Maintaining a harassment, violence and that we act with integrity . . . . . . . . . . . . . . . . . . . . 14 weapons-free workplace . . . . . . . . . . . . . . . . . . . 33 Trading with integrity. . . . . . . . . . . . . . . . . . . . . 15 Glossary. . . . . . . . . . . . . . . . . . . . . . . . . . .34 Competing fairly. . . . . . . . . . . . . . . . . . . . . . . 15 Giving gifts, invitations and entertainment . . . . . . . . . . . . 16 Political contributions and government lobbying. . . . . . . . . . .17 Accounting, financial reporting and fraud prevention. . . . . . . . 18 Public disclosure of information. . . . . . . . . . . . . . . . . 18 Preventing money laundering and terrorist financing. . . . . . . . . 19 Avoiding insider trading and tipping. . . . . . . . . . . . . . . 19 International trade. . . . . . . . . . . . . . . . . . . . . .20 Complying with regulatory requirements. . . . . . . . . . . . . 21 Inter-affiliate interactions. . . . . . . . . . . . . . . . . . . 22 Avoiding conflicts of interest . . . . . . . . . . . . . . . . . . 23 Dealing fairly with customers, suppliers and other stakeholders . . . . 26 Uncontrolled when printed TC Energy – Code of Business Ethics 3

What does making the right choices and doing the right thing mean? At TC Energy, making the right choices and doing the right thing isn’t just a catchphrase – it’s fundamental to how we do business. But, what does it really mean to make the right choices and do the right thing? At a minimum, it means following the principles set out in COBE, including: • We report all health, safety and environment related hazards, potential hazards, incidents, near hits and unsafe acts. • We comply with the applicable legal requirements and corporate policies that impact us in our daily work. • We report, through appropriate internal channels, any instances of actual or potential non-compliance with legal requirements or with COBE that we become aware of. • We do not retaliate against anyone for the good-faith reporting of an incident or issue. • We support others in making the right choices and doing the right thing. Uncontrolled when printed TC Energy – Code of Business Ethics 4

Making the right choices – doing the right thing Even if we try our best to make the right choices and do the right thing, there are times when the right thing isn’t completely clear. It’s at those times that we need to ask ourselves some fundamental questions. The below guide to making the right choices and doing the right thing is intended to help you identify the right path in those situations. Does it support Is it legal? YES our values? Does it follow COBE and our YES NO / NOT SURE NO / NOT SURE YES other policies? YES Does it feel right, fair and honest? Would I want everyone to know? NO / NOT SURE NO / NOT SURE NO / NOT SURE YES Contact any of the various safe and confidential resources available to You are on the right track! steer you in the right direction. Uncontrolled when printed TC Energy – Code of Business Ethics 5

If in doubt, ask. Consequences of violations can be serious. We expect our vendors and suppliers to comply with equally high standards. If you are a CWC or Independent Consultant and are unsure of what standard you need to comply If you are ever unsure of how to make the right choices and do the right thing, it is with, you should contact your employer or one of TC Energy’s resources. always best to ask. The consequences of violating the law, COBE or any other corporate policy are very serious and can include discipline up to and including termination. Are there situations where I don’t have to comply with COBE? In some circumstances, inappropriate conduct may also need to be reported to the authorities and TC Energy could bring legal action against those involved. By asking Only the Chief Compliance Officer has the authority to waive any individual’s compliance before you act, you protect both yourself and the Company. with COBE. Waivers for Executive Officers and Board members must be approved by the Board of Directors (or a committee of the Board) and disclosed, if required. Does COBE apply to everyone? TC Energy employees and officers are required to complete annual COBE training; you COBE applies to all employees, directors and officers of TC Energy Corporation and its will be required, in conjunction with that training, to certify that you understand and wholly-owned subsidiaries and operated entities in all countries in which TC Energy are in compliance with all legal requirements, corporate policies and COBE. conducts business. Contingent Workforce Contractors (CWCs) and Independent Consultants must also comply with TC Energy’s COBE or their own companies’ equivalents What does making the right choices and doing the right thing to the extent such equivalents meet or exceed the standards set out in COBE. require? Making the right choices and doing the right thing requires that we: • Work safely • Act responsibly Our Code of Business Ethics provides • Collaborate guidance to ensure our daily activities and decisions appropriately reflect, and • Act with integrity are consistent with, our corporate values “of safety, responsibility, collaboration and integrity. Doing business ethically, fairly and responsibly is not just a concept at TC Energy, it is a commitment that we make every day. Patrick Keys Executive Vice-President, Stakeholder Relations and General Counsel, and Chief Compliance Officer ” Uncontrolled when printed TC Energy – Code of Business Ethics 6

Making the right choices and doing the right thing requires that we collaborate We work together as one company to make the right choices and do the right thing. TC Energy has an ethics and compliance organization that works across TC Energy’s various departments, business lines, functions and regions to help ensure we make the right choices and do the right thing together. Uncontrolled when printed TC Energy – Code of Business Ethics 7

Compliance organization We look to the ethics and compliance organization and the resources that have been put in place to help us make the right choices and do the right thing. The various members of the ethics and compliance organization are available to work with you and support you in making the right choices and doing the right thing in your day-to-day work. The following is a list of the members of TC Energy’s compliance organization. • Audit Committee of Board of Directors • Chief Compliance Officer • Compliance Committee • Compliance Coordinators • Corporate Compliance department • Human Resources and Harassment Investigation Coordinator • Internal Audit Leaders TC Energy’s leaders play a special role in ensuring we all make the right choices and do the right thing together. If you are a leader, you have the following responsibilities in addition to complying with the principles set out in COBE: • Inspire your personnel to act ethically by setting an ethical tone within your team. • Reinforce the importance of making the right choices and doing the right thing relative to other corporate objectives (for example, profits and cost management). • Set an example by modeling exemplary ethical business conduct. • Create a safe environment in which individuals are encouraged to speak up if they are aware of or suspect a legal or ethical violation through both your words and your actions. • Accept reports of violations that individuals may bring to you, and understand your obligation to report these issues, as appropriate, to your Compliance Coordinator, the Corporate Compliance department, Internal Audit, the Harassment Investigation Coordinator, Privacy Officer or the Ethics Help Line. Uncontrolled when printed TC Energy – Code of Business Ethics 8

• Ensure that your direct reports understand and act in accordance with all legal Reporting safety, legal and ethical violations and ethical requirements that impact them in their jobs, that they know how to report actual or potential non-compliance with the law or COBE or to ask questions We report any actual or potential non-compliance with COBE or any legal obligation, so regarding ethical or legal matters, and that they complete all required ethics and it can be addressed as appropriate. We do so with confidence that our confidentiality compliance-related training. and identity will be protected to the greatest extent possible and that retaliation for • Assist and support individuals who are unsure how to make the right choices and do Good Faith Reporting is prohibited. the right thing. How do I report an issue or seek guidance? • Work with Human Resources, your Compliance Coordinator, the Corporate Compliance department and Internal Audit to ensure violations of legal requirements or COBE by You are required to report any actual or suspected violation of the law or COBE and your direct reports are addressed appropriately (including discipline as appropriate). all health, safety and environment related hazards, potential hazards, incidents, near hits and unsafe acts of which you may become aware. We take every report seriously and provide immunity from disciplinary action for Good Faith Reporting of incidents and issues. Resources To report an issue, or if you would like guidance on how to make the right choices and do the right thing in a particular situation, the following resources are available to you: • Your leader • Your Human Resources Consultant • Your Compliance Coordinator • Corporate Compliance department • Internal Audit • Law department • Privacy Officer • Harassment Investigation Coordinator • Safety Personnel • TC Energy’s Environment Health and Safety Management (EHSM) Incident Management System For contact information – click here. If you don’t feel comfortable speaking to any of the above resources or if you would like to remain anonymous, you can contact the Ethics Help Line. Uncontrolled when printed TC Energy – Code of Business Ethics 9

Ethics Help Line Canada / U.S. 1-888-920-2042 Non-retaliation Mexico 001-800-840-7907 www.tcenergy.com/ethics We support and encourage you to report suspected instances of potential non- compliance with applicable laws, regulations and authorizations, as well as hazards, The Ethics Help Line is operated by an independent third-party service provider. potential hazards, incidents involving health and safety or the environment and near The service provider does not have caller ID and does not provide TC Energy with hits. We take every report seriously, investigate each report to identify facts, and make information on your identity unless you expressly give the service provider your name. improvements to our practices and procedures when warranted. All Personnel making No attempt will be made to determine your identity if you choose not to provide it. reports in good faith will be protected. Good Faith Reporting is intended to remove protection for Personnel making intentionally false or malicious reports, or who seek All calls to the Ethics Help Line are free of charge, and can be made in English, French to exempt their own negligence or willful misconduct by the act of making a report. or Spanish 24 hours a day, seven days a week, 365 days a year. We ensure immunity from disciplinary action or retaliation for Personnel for the Good You may use the Ethics Help Line to report any actual or suspected issues or to ask Faith Reporting of such concerns. Reports can be made to management, a Compliance questions. When you make a report through the Ethics Help Line, you can choose Coordinator or anonymously to the Ethics Help Line. if you want to remain anonymous. If you choose to remain anonymous you will be given a code known as a “report key” which you can use to call back for updates or to provide additional details. In this way the Company can provide you with information on how your report is being managed, or to get more information from you without discovering your identity. Reports made to the Ethics Help Line are forwarded to a limited number of individuals within TC Energy. Internal Audit is responsible for investigating issues raised and ensuring all calls are addressed appropriately. If determined appropriate, an issue may TC Energy is committed to ethical and also be reported to the Audit Committee of the Board of Directors. lawful business conduct and we count on everyone to report issues. Reporting If the issue raises an immediate threat to safety or security, you should contact instances of actual or potential non- Corporate Security, local police or other emergency services as appropriate. “compliance is critical because it allows us to find, fix and learn from our mistakes in order to continually get All reports are taken seriously better at making the right choices and doing the right thing. Retaliation for Regardless of the means used to report, you can feel confident that the report will good faith reporting is not tolerated. be taken seriously and that it will be investigated and addressed as appropriate, in accordance with TC Energy’s Procedure for the Investigation, Management and Paul Miller Reporting of Instances of Non-Compliance. Harassment issues are investigated by Executive Vice-President, the Harassment Investigation Coordinator in accordance with the Harassment-Free Technical Centre and President, Liquids Pipelines” Workplace Policy. Confidentiality and anonymity Your confidentiality and your identity (if known) will also be protected to the greatest extent possible. The information you provide will only be shared with those who need to know in order to ensure the issue is properly investigated and addressed. Uncontrolled when printed TC Energy – Code of Business Ethics 10

Participation in investigations and audits Personnel, including directors and officers are required to participate in investigations and audits if, and as, requested. QUESTION: I suspect one of my colleagues has violated part of COBE, but I’m not sure my suspicions are correct. I’m concerned I’ll be labeled a tattle-tale (or worse) if I report it. What should I do? ANSWER: If you suspect misconduct, you should report it so it can be investigated. If it turns out not to be an issue, there will be no harm done. However, violations of the law or COBE that are not reported, cannot be addressed, and that can seriously undermine the Company. If that happens, we all suffer. If you report the issue, your confidentiality and identity will be protected and if any retaliation is found to occur, it will be taken very seriously. Uncontrolled when printed TC Energy – Code of Business Ethics 11

Making the right choices and doing the right thing requires that we be safe Our goal is to make safety a high-priority value that drives changes in behavior, attitude and beliefs across the entire organization. In order to make this culture of safety a reality, we have made these commitments: • We will work towards an incident-free workplace because we believe that Zero is Real. • We will learn the nine TC Energy Life Saving Rules and follow them, always. • We will SHARE our observations of safe and unsafe acts with our colleagues whether they occur at work, home or play. Uncontrolled when printed TC Energy – Code of Business Ethics 12

Protecting health, safety and the environment We consider the impact of our actions on stakeholders, the environment and the QUESTION: I’m working on a big project and it’s very important to the Company that it be communities in which we operate. We follow the requirements of TC Energy’s completed on-time and on-budget. I’m concerned that I might be injured if I rush my work, Operational Management System (TOMS) which are in place to make sure we but I’m feeling a lot of pressure to do so. What should I do? act responsibly to protect us, our co-workers, our workplace and assets and the communities we work in, and that we act as responsible stewards of the environment. ANSWER: You should never compromise your or anyone else’s safety. If someone is Our management system provides a strong foundation to manage risk, share pressuring you to do so, you should report the issue. knowledge and best practices, and it ensures continual improvement of the business. Being fit for work Whether you work in a field location or in an office setting, you must always ensure that you comply with all health, safety and environment related legal requirements, as We do not compromise our ability to do our jobs or the safety of others through the use well as TC Energy’s corporate policies. of intoxicants including drugs, alcohol or medications. In addition, TC Energy’s Life Saving Rules guide the way we work and help us hold Given the nature of TC Energy’s business, it is essential that all workers be fit to perform each other accountable to the highest possible safety standards. They were created their jobs. The use of intoxicants can impair your judgment and productivity, and can to highlight the high-risk activities that are part of the work we do every day and lead to serious accidents and health and safety concerns – not only for yourself, but emphasize the importance of following the risk control measures we have in place to also for your coworkers and the public. manage them. You must ensure you understand and comply with TC Energy’s corporate policies We will: concerning the use of alcohol and drugs and ensure you are fit to perform your job. For more information, please consult the Alcohol and Drug Policy and the Contractor 1. Drive safely and without distraction Alcohol and Drug Policy. 2. Use the appropriate Personal Protective Equipment (PPE) 3. Conduct a pre-Job Safety Analysis (JSA) 4. Work with a valid work permit when required 5. Obtain authorization before entering a confined space We all have an obligation to be good 6. Verify isolation before work begins stewards of TC Energy’s assets and 7. Protect ourselves against a fall when working at heights services, to safeguard them from loss, theft, damage and misuse, and to comply 8. Follow prescribed lift plans and techniques “with all security protocols. We must also 9. Control excavations and ground disturbances protect all personal information that is held by the company to keep it safe from Committing to TC Energy’s Life Saving Rules means meeting our goal of everyone inappropriate access. going home safe from our offices, facilities and project sites, every day. Nothing is Wendy Hanrahan more important. Executive Vice-President, Corporate Services All injuries and environmental damage are preventable if we apply a 24/7 approach ” to health, safety and environmental protection. Policies, programs and standards for health, safety and environment can be found here. We report all health, safety and environment related hazards, potential hazards, incidents, near hits and unsafe acts. We take every report seriously, investigate to identify facts and ensure immunity from disciplinary action for the Good Faith Reporting of all incidents and issues. Uncontrolled when printed TC Energy – Code of Business Ethics 13

Making the right choices and doing the right thing requires that we act with integrity We act ethically and with integrity, and we comply with the legal requirements and corporate policies applicable to us in our jobs. We make the right choices and do the right thing, even when others don’t and even when making the wrong choices and doing the wrong thing seems easier or better for the bottom line. TC Energy – Code of Business Ethics 14

Trading with integrity

We engage only in transactions that have a legitimate business purpose, and we do not interfere with the normal functioning of the markets in which we operate and transact. We also report transactions in accordance with all legal requirements.

We conduct business in a way that promotes a fair, efficient and openly competitive operation of markets in which we participate and which complies with market manipulation laws. Market manipulation laws prohibit any actions intended to interfere with the normal functioning of markets through fraud or deception of others, or increases or decreases in capacity or prices in contravention of market manipulation laws or other local market rules.

Some examples of illegal market manipulation include, artificially increasing or decreasing generation or transmission capacity, making especially high or low bids that may be prohibited by market rules and entering into both purchase and sale transactions at the same time (so there is no net change in beneficial ownership), in order to falsely increase the perception of trading volumes (known as "wash trading"). It may also include intentionally losing money on transactions that impact prices in order to obtain the benefit of those prices in other transactions.

While the previous examples are intended as a general discussion, market rules and obligations vary by jurisdiction. You must be knowledgeable about the particular rules applicable to the market(s) in which you trade and be careful never to enter transactions that are illegal under local laws or other local market rules, or to otherwise interfere in the normal functioning of the markets.

You should also always ensure that you accurately report transactions so TC Energy can meet its legal reporting obligations.


CHILLER

Competing fairly

We compete vigorously and fairly based on price, quality and service and do not interfere with our customers' or other market participants' ability to do the same.

A competitive marketplace in the energy and transmission services that TC Energy provides helps ensure fair prices and customer choice and, in turn, results in the industry as a whole providing more effective, better service. We believe in vigorous, fair competition and comply with all laws designed to protect the ability of companies to compete freely.

In particular, you should never engage in any illegal acts that are intended to, or that are likely to have the effect of, reducing competition. The most serious and most common of such acts is collusion, which means entering into an agreement (usually with one or more competitors) to reduce competition. Examples of such agreements include:

- Fix prices
- Decrease capacity or volume available to customers
- Allocate customers or markets among competitors
- Boycott certain customers or suppliers

Even sharing competitively sensitive information (such as information regarding prices, capacity, volume, customers or markets) with competitors can be seen as evidence of collusion. As such, you need to be very careful whenever you have contact with competitors (whether in trade association meetings, at conferences, through participation in benchmarking groups or in negotiating or otherwise dealing with actual or potential joint venture partners who are also TC Energy competitors) to avoid sharing competitively sensitive information. You must never enter into an agreement to reduce competition, or that is likely to have that effect.

Competition and antitrust laws must also be kept in mind when you are involved in joint purchasing arrangements, negotiating acquisitions or divestitures, joint venture arrangements and the like, particularly when the parties are TC Energy competitors.

QUESTION: *While at a trade association meeting recently, a few competitors I was sitting with at dinner started talking about their pricing. I knew it wasn't appropriate, so I didn't say anything. Did I do the right thing?*

ANSWER: *While you were right not to participate in the discussion, when in such a situation, it's a good idea to take the further step of making clear to everyone that the discussion is inappropriate and that you will not participate. If the inappropriate discussion continues, you should physically remove yourself from the situation. You should also document what happened and report the matter. This will help to protect you and TC Energy in case anyone ever points to the fact that you were part of a group in which an inappropriate discussion took place.*

TC Energy – Code of Business Ethics 15

Giving gifts, invitations and entertainment

We always conduct our business in a legal and ethical manner. Part of behaving ethically means that we do not participate in any corrupt activities and we maintain compliance with all applicable anti-bribery and anti-corruption laws and regulations of each jurisdiction in which we conduct business. Corruption in both business and government is a problem since it prevents fair and open competition based on merit.

We should always be prudent in offering gifts, entertainment or anything else of value (including, but not limited to, golf games, meals, or tickets to sporting or other similar events) to anyone or any organization that is a competitor or that TC Energy does or seeks to do business with, or that TC Energy requires consent or approval from. While giving gifts can help to build and maintain strong business relationships, they can also cloud one's judgement or be seen to improperly influence decisions depending on the nature and context of the gift.

As such, whenever you are faced with the prospect of giving a gift or invitation or when providing entertainment or another type of benefit, we never:

- Give, offer, promise or approve a gift, entertainment or benefit that could violate anti-bribery and anti-corruption legislation
- Give a gift, entertainment or benefit in exchange for a business advantage (including entering into a contract or other business relationship, obtaining or giving more favourable business terms, or obtaining consent or approval), or where giving the gift/entertainment/benefit could even create the appearance that it might be for such purpose
- Give cash, cash equivalents, shares or other securities
- Give a gift, entertainment or benefit that could be considered offensive or in poor taste, or that could damage TC Energy's reputation

Since TC Energy can be held responsible for improper payments and benefits provided by agents, CWCs, suppliers and other third parties acting on TC Energy's behalf, we must also do our best to ensure that we only deal with legitimate, reputable parties. We must also ensure that they understand their obligation to not provide any improper payments or benefits in connection with the business they do for TC Energy. We follow the processes that TC Energy has in place to review third parties' bribery and corruption risk.

In addition, we must ensure that legitimate expenditures, including all supporting information (i.e., nature and purpose), is accurately reported, so there is no question of whether they were made for an improper purpose.

Expenses for Government Officials

We do not provide Government Officials with bribes, payments, kickbacks, gifts or anything else of value (including benefits such as entertainment, private parties, charitable contributions or employment opportunities) to influence the actions or decisions of these officials in TC Energy's favour. Even if the intent is not to influence, you should not provide a payment or benefit to any third party if it could appear to be improper.

We are prohibited from offering, paying, promising or authorizing a compensation, payment or benefit to any Government Official, directly or indirectly, to secure any contract, concession or other improper advantage for TC Energy. Such action is prohibited even if the intent is not to influence a Government Official(s), it could appear to be improper.

Many anti-corruption laws allow small gifts or reasonable meals or entertainment for Government Officials in limited circumstances. Only gifts, meals, and entertainment that are reasonable, do not influence business decisions and are not otherwise prohibited may be offered and all gifts, meals or entertainment must be provided in accordance with local laws and regulations and follow the appropriate approval processes and thresholds as set out in TC Energy's Gift, Meals, Entertainment and Travel for Government Officials Standard. This includes ensuring that all expenses are accurately reported in TC Energy's books and records.

For more information, please refer to the Avoiding Bribery and Corruption Policy, Enhanced Community Support Standard, and the Gift, Meals, Entertainment and Travel for Government Officials Standard.

Uncontrolled when printed

TC Energy – Code of Business Ethics 16

Political contributions and government lobbying We respect the political process, and only make political contributions and engage in lobbying activities that are legal and transparent. Laws concerning political contributions and government lobbying are aimed at preventing corruption in government and at ensuring the proper functioning of the political process. The rules can be complex and vary greatly from jurisdiction to jurisdiction. In some jurisdictions we are not allowed to make political donations at all. In other jurisdictions, the amount of political donations and the ways in which they may be made are restricted, and they often require registration of lobbyists and reporting of certain contacts with government officials. TC Energy’s Government Relations group manages all of TC Energy’s political donations. Lobbying-related activities are also managed by Government Relations for federal, state or provincial governments, and Community Relations manages lobbying activities for municipal and local governments. To ensure we comply with all legal requirements, you must seek approval from the appropriate department before engaging in these activities on behalf of TC Energy. Refer to the Avoiding Bribery and Corruption Policy and the Political Activities and Contributions Policy for more information on payments to government officials. QUESTION: I am very politically active. Is that allowed? ANSWER: TC Energy encourages you to participate in the political process as an individual, in accordance with your own political views and the laws and regulations governing this activity. In doing so, however, you may not use TC Energy’s name, nor indicate that you represent TC Energy, unless you have been authorized to do so. Uncontrolled when printed TC Energy – Code of Business Ethics 17

Accounting, financial reporting and fraud prevention Public disclosure of information We are open and forthright in reporting our financial condition to investors and We ensure that public statements regarding the Company are provided in a timely lenders, as well as in reporting our costs to customers and regulators. We ensure that manner, are fair, accurate and complete, comply with legal requirements and our accounting and financial records and reporting are fair, accurate, understandable corporate policies and preserve and protect TC Energy’s reputation and brand. and complete, and we do not falsify financial documents or records, or misstate or misrepresent the nature of costs or expenditures. In order to ensure that all potential investors receive information that could be material to a decision to buy or sell TC Energy shares or other securities, TC Energy must disclose In order to make informed investment decisions, our investors need to know that our material information regarding the Company publicly and in a timely manner. accounting records and financial reporting are accurate and complete. Similarly, our lenders require that we disclose certain information to them regarding the Company’s In addition, we need to ensure that information released to the media or the public financial condition. In addition, TC Energy’s customers and regulators rely on the regarding the Company is accurate and fairly stated, and that a clear and consistent accuracy of our accounting records to ensure that pipeline tolls are calculated in a fair message is provided to our various stakeholders. and transparent manner. TC Energy has policies and procedures regarding proper public disclosure of You must ensure all transactions that you engage in, or that you approve, whether information, and you should always use those prescribed channels. If you receive an under a TC Energy contract or as an individual business expense, are reported and inquiry from an external source, you should direct it to the appropriate Company that the reporting is accurate, complete and complies with all applicable accounting representative for response. and legal requirements. You must also follow all relevant corporate policies and other requirements respecting the transaction (for example, authorized spending limits and The groups managing disclosure inquiries include: obtaining of approvals). Media/Charitable Government Relations, Communications You should never engage in “off the record” or other transactions or accounts that do Organizations /Elected and Community Relations not fully and accurately state the nature and amount of specific transactions. Officials Investor Relations and Corporate You must also never falsify any invoice, expenditure, time sheet or other document Investors/Lenders/Analysts Communications related to a Company cost or revenue. Doing so constitutes fraud and is prohibited. For more information, please see the Avoiding Bribery and Corruption Policy and Regulatory Agencies Law department TC Energy’s Policies on Risk Management and Financial Reporting which can be found on the Corporate Policies website. Employment Related Human Resources In the age of social media, it is easy to broadly and publicly communicate information. We need to be particularly aware of our obligations to disclose Company information only in accordance with legal and internal requirements. For more information, please see TC Energy’s Public Disclosure Policy and the Communications Policy. Uncontrolled when printed TC Energy – Code of Business Ethics 18

Preventing money laundering and terrorist financing Avoiding insider trading and tipping We expect our customers and suppliers to be vigilant in ensuring the payments we We do not use material non-public information to trade in shares or other securities, or make and the methods of payment we use are legitimate and legal. provide such information to others for that purpose. Even if we make the right choices and do the right thing, there could be instances in We all have access to non-public information regarding TC Energy, and sometimes we which our customers and suppliers do not. Laws concerning money laundering and also have access to non-public information regarding customers, suppliers and other terrorist financing are in place to deter criminal and terrorist activities of those with business partners. whom we might do business. To the extent non-public information that you are aware of could be material to a In order to ensure compliance with these laws, when acting on behalf of TC Energy, decision to buy or sell shares in TC Energy or another company (for example, if the you must exercise care before agreeing to do business with a third party. You should information relates to a pending merger or acquisition, a new project or project ensure it is a legitimate, reputable business and you must recognize and report any approval or financial results that have not yet been made public), you and your suspicious payments or transactions. Third parties are reviewed as part of Supply immediate family members are not permitted to use that information to trade in the Chain’s qualification process. relevant company’s shares or other securities. Examples of such suspicious payments or transactions include: You must also be careful not to provide that information to anyone else who might use it for that purpose. • Any request by a third party to have a payment deposited into a personal account rather than a business account To the extent that you are a Company insider, you have the additional obligation not • Transactions with entities other than those involved in the underlying contract or to trade in TC Energy shares and other securities during black-out periods. For more business deal information, please see the Trading Policy for Employees and Insiders. • Payments or other transactions involving a country other than that in which the parties to the contract or business deal are located Payments of cash, unusual financing arrangements, fictitious invoices or other efforts by a third party to conceal the true purpose of a payment or transaction also I can’t stress enough how important raise concerns. accurate, timely and complete financial reporting and public disclosure is – it’s DID YOU KNOW… what gives us access to the financial Ignoring the signs that a transaction or payment initiated by a third party is not “markets and builds confidence and trust in our Company with investors legitimate can result in TC Energy being found complicit in any illegal activity that may and lenders. be associated with the transaction, even if the Company did not expressly authorize it or even know about it. Don Marchand Executive Vice-President, and Chief Financial” Officer Uncontrolled when printed TC Energy – Code of Business Ethics 19

International trade Whether products or goods are sold or transferred, all goods or products that cross International trade laws prohibit or restrict trade with certain countries that are subject international borders must be formally declared to the appropriate customs agency to embargoes or sanctions, as well as with certain individuals and organizations (e.g., and may require prior approval and reporting to other government agencies in the entities that have ties to actual or suspected terrorists or drug traffickers). These laws country of export as well as in the country of destination where the commercial also prohibit or restrict imports and exports of certain types of goods, information and importation will occur. Consideration should be given to the necessary import and technologies – particularly those that could be used in weapons applications, but also export requirements when considering sourcing strategies. including certain chemicals and commodities, such as oil and gas liquids. They also prohibit or restrict certain exports where the product will ultimately be put to military Some examples of these transactions include inter-office packages, inter-company or weapons-related uses. inventory transfers and sales, gifts from vendors, equipment overhaul and repair, materials for conferences or trade shows and all cross-border movements of material, These laws also often impose stringent reporting obligations. Although TC Energy may information or technology. not own or control the commodities, the Company transports across international borders through its pipelines, and as a transmission provider, TC Energy is responsible When engaging in international business, we comply with all international trade laws, for import/export related reporting in respect of such commodities. as well as all customs and taxation requirements. In addition, while TC Energy acts as an authorized importer/exporter in all three of the jurisdictions in which it operates, the Company must also ensure that it acts in accordance with all applicable customs and trade requirements when procuring products from the global marketplace. Prior to engaging in any transaction that involves the proposed transfer or transmission We believe that Zero is Real. of electronic or other information technology to another country (even to others This means that everyone has a within TC Energy who are located in a different country than you), TC Energy must responsibility to identify hazards in ensure that it is legally permitted, always considering the nature of the goods, their workplace and, if required, stop work to ensure their safety and the information or technology, the counterparty with which you are dealing, the country “ in which the counterparty is located, and the use of the goods, information or safety of their colleagues. technology. TC Energy must also ensure that all applicable licensing requirements are Tracy Robinson met, and that it complies with all reporting and customs obligations. This includes Executive Vice-President and President, ensuring the goods shipped are valued correctly for customs purposes. Canadian Natural Gas Pipelines” For more information, please refer to TC Energy’s Customs and Trade Policy, which includes contact information for TC Energy’s Logistics Customer Service team in Supply Chain as well as TC Energy’s Customs and Trade Management team in Corporate Compliance. DID YOU KNOW… Even if TC Energy does not have ownership of a product it has purchased when it crosses a border (e.g. because it takes ownership, or title, on delivery), it may nevertheless be responsible for import and/or export compliance based on certain terms of the purchase contract. It is important to ensure the contract does not contain terms that result in TC Energy inadvertently taking on these obligations. Uncontrolled when printed TC Energy – Code of Business Ethics 20

Complying with regulatory requirements We are committed to meeting our obligations under all regulations and tariffs. As a regulated company, TC Energy is subject to many regulatory requirements, including those of the Canada Energy Regulator (CER), the Federal Energy Regulatory Commission (FERC), the Comisión Nacional de Hidrocarburos and the North American Energy Reliability Corporation (NERC), among others. In addition, TC Energy’s transmission providers are subject to tariffs that we must comply with. Although it is impossible to list all of these requirements in COBE, you must ensure you are familiar with the specific requirements applicable to you in your job. These can include reporting requirements and compliance with technical or other standards. To the extent the requirements of more than one jurisdiction apply, you must use the highest of the various standards. QUESTION: I’m not a lawyer. How can I be expected to know all of the laws that might apply to my job or even be able to understand them? ANSWER: While you are not expected to know all of the ins and outs of every law, you do need to have a basic understanding of the different areas of law that impact you in your job, so that you can spot potential issues and seek help from an expert. Your leaders and the ethics and compliance organization (particularly your Compliance Coordinator, the Corporate Compliance department and the Law department) are also available to help you if you have questions about your legal obligations and are available to provide training on legal requirements that may be applicable to your team. Uncontrolled when printed TC Energy – Code of Business Ethics 21

Inter-affiliate interactions As a transmission provider, TC Energy is subject to Canadian Codes of Conduct in Canada and the Standards of Conduct in the U.S. (Inter-Affiliate Codes/Standards of Conduct). These Inter-Affiliate Codes/Standards of Conduct are intended to ensure that our non-regulated affiliates do not receive an unfair advantage over other customers, whether as a result of discriminatory treatment or the sharing of information, Personnel or resources. The Canadian Codes also prohibit the cross-subsidization of our non-regulated affiliates at the expense of our transmission customers. In order to ensure compliance with the Inter-Affiliate Codes/Standards of Conduct, you must observe the following rules in your day-to-day activities: • Regulated transmission providers may not give undue preference to any customer, whether it is an affiliated TC Energy entity or not – all customers must be treated equally. • Regulated Personnel must function independently of non-regulated Personnel (e.g. they cannot perform the same jobs or report to the same leaders). • Regulated and shared Personnel must not share, or act as a conduit for the sharing of regulated information* with non-regulated Personnel. • Any violations of the Inter-Affiliate Codes/Standards of Conduct must be reported to the Corporate Compliance department, since TC Energy is legally required to either publicly post such information on its web site or report it to our regulators. • Non-regulated entities must pay their fair share of any costs incurred by our regulated transmission providers, so as not to burden our transmission customers with costs our non-regulated entities benefit from. *Regulated information (which may not be shared with non-regulated Personnel) includes commercial, financial, strategic, planning, operational and customer information of our transmission providers. For more information, please see TC Energy’s Inter-Affiliate Codes/Standards of Conduct. Uncontrolled when printed TC Energy – Code of Business Ethics 22

Avoiding conflicts of interest

We act in TC Energy's best interests, avoiding situations that could place us in a conflict, or even create a perception of conflict and we report such situations if and when they arise.

To the extent our personal interests conflict, or have the potential to conflict with, TC Energy's interests, our ability to honour this obligation and to make objective decisions on behalf of the Company are compromised.

It is for this reason that you must avoid situations that can result in potential conflicts. If you ever find yourself in a situation that creates, or may create, a potential conflict, you should report it. You should not participate in any decision or action in which there is a real or perceived conflict. You should always avoid any situation where you would improperly benefit, or appear to improperly benefit, from knowledge acquired while working at TC Energy.

The following are some examples of situations that create potential conflicts of interest.

Accepting gifts, invitations and entertainment from suppliers

Accepting gifts or invitations from suppliers or potential suppliers can affect the way TC Energy is perceived and can run counter to our business objectives and values. We all have an obligation to conduct ourselves in a fair and impartial fashion in all business dealings with the supplier community.

Careful consideration must be taken when a supplier extends an invitation to a social event or offers a gift.

Personnel must consider the following:

- During the normal course of business, you may accept invitations from suppliers for meetings over meals and beverages provided they are not lavish in nature.
- You may not accept other types of invitations from suppliers, such as sporting events, golf rounds or other types of trips.
- Occasional promotional gifts (such as pens, coffee mugs, calendars) may be accepted as a customary business courtesy, provided that the frequency of gift must not exceed four times per calendar year and a value of $50 per gift or total more than $100 in aggregate for the calendar year.
- Invitations to industry events such as conferences and conventions require leader approval.

These restrictions can be waived with the written approval of your Vice-President or Senior Vice-President.

Outside business activities and outside directorships

We may not engage in outside business activities, (e.g. as a consultant, employee, or director), that are in conflict with or detrimental to the interests of TC Energy. Where you may be involved in these activities, consider whether the activity creates, or could be perceived to create, a conflict of interest.

Types of prohibited business activities may include:

- Owning, controlling or directing a material financial interest (greater than one per cent) in a competitor, or in a vendor, supplier, customer or other business which does or seeks to do business with TC Energy.
- Being involved in a business that competes with TC Energy or that does or seeks to do business with TC Energy.
- Outside business activities that interfere with your day-to-day responsibilities at TC Energy. Unless specifically approved by your leader, you are expected to spend your full time and attention performing your job during your hours of work.
- An outside business activity that requires you to violate your confidentiality or other obligations to TC Energy.


"If you are uncertain as to whether a personal interest conflicts with, or has the potential to conflict with TC Energy's interests, ask for guidance from one of TC Energy's internal resources or from the Ethics Help Line."
Francois Poirier
Executive Vice-President, Corporate Development and Strategy and President, Mexico Natural Gas Pipelines

Uncontrolled when printed

TC Energy – Code of Business Ethics 23

• An outside business activity that would be detrimental to TC Energy’s reputation. status or in the event they wish to join another board of directors, whether private • An outside directorship including a charitable or non-profit organization, sporting or public. All candidates to TC Energy’s Board of Directors are required to meet these organization, or school board, if that activity is detrimental to TC Energy. independence standards, legal requirements and other standards before they can be formally considered for appointment. A Director is required to declare any material In cases where an outside business activity or directorship position on a board is not in interest that he or she may have in a material contract or transaction and recuse conflict with TC Energy’s business as described in the list above, the activity or position himself or herself from related deliberations and approval. must still be declared to, and approved by, the Corporate Secretarial group prior to acceptance. Corporate opportunities Contact the Corporate Secretarial group for more information. Personnel must not take personal advantage of a business opportunity that you discover through the use of Company assets, property, information or your position If you are uncertain whether an activity may create a conflict of interest, please with TC Energy, or use Company assets, property, information or your position with contact the Corporate Compliance department for guidance. TC Energy for personal gain or to compete with TC Energy. Executive leadership team – other business activities Political office, appointments to boards or tribunals In addition to the conditions set out in the above section, prior to serving in any Personnel may not serve in a political office or on an administrative board or tribunal, if capacity in an unaffiliated organization, the Chief Executive Officer and any member of that office, board or tribunal has or may have decision-making authority in respect of any the Executive Leadership Team must obtain the consent of the Governance Committee aspect of TC Energy’s business (such as the approval of projects or the issuing of permits). of the Board of Directors. Personal relationship disclosures Directors’ independence Personnel must not be in a Direct or Indirect Reporting relationship with or otherwise In order to maintain their independence and to ensure that no relationships exist that involved in hiring, delegating work or making compensation decisions with respect may violate applicable corporate, securities and competition laws, all Directors of to someone with whom you have a Family or Other Significant Personal Relationship. TC Energy are required to have their independence assessed annually and also Examples of such relationships include, a marriage/common law spouse, parent, periodically in the event of a material change in their respective primary employment grandparent, child, grandchild, sibling, aunt or uncle, niece or nephew, cousin, including “step”, “common-law” or “in-law” variations of these relationships. This applies to all current and new Personnel, student employees and CWCs. These provisions also apply to any position moves and promotions within the Company. The onus is on all Personnel (including CWCs) to notify Corporate Compliance if they become aware of a Family or Other Significant Personal Relationship within a Direct or Indirect Reporting Relationship at TC Energy. For more information contact the Corporate Compliance department at policy_services@tcenergy.com. CWC and Independent Consultants CWCs and Independent Consultants must not directly or indirectly offer employment to TC Energy employees during the currency of their contract and for a reasonable time after their contract ends. Further, CWCs and Independent Consultants must not offer preferential pricing or benefits to individual TC Energy employees. Uncontrolled when printed TC Energy – Code of Business Ethics 24

QUESTION: I want to hire someone who I know has a family member already working for TC Energy. Is that allowed? ANSWER: Yes, it is acceptable to hire someone (Employees and CWCs) who has family members already working for TC Energy provided that person is not in a Direct or Indirect Reporting Relationship with their family member. The onus is on all Personnel to notify Corporate Compliance when they become aware of a Family or Other Significant Personal Relationship where there is a Direct or Indirect Reporting Relationship within the Company. QUESTION: I have been invited by a supplier to attend the rodeo at the Calgary Stampede. Can I accept the invitation and attend the event? ANSWER All Personnel must ensure they are acting in a manner which is fair and impartial to our supplier community and which does not create a real or perceived conflict of interest with those with whom we do business. As such, attendance at this event would only be acceptable if prior written approval is obtained from your Vice-President or Senior Vice-President. QUESTION: I sometimes receive items such as coffee mugs and pens from a company that I have a relationship with and which is a supplier to TC Energy. Am I able to accept these items? ANSWER: Employees may accept occasional promotional gifts (such as pens, coffee mugs, calendars) as a customary business courtesy, provided that the frequency of gift does not exceed four times per calendar year and a value of $50 per gift or total more than $100 in aggregate for the calendar year. QUESTION: One of our existing auto leasing suppliers has invited me to attend their annual product roll-out, which will be held in Las Vegas. It is a big event that all customers are invited to. The supplier has offered to pay for all flights and accommodation, in addition to the meals that will be provided as part of the event. The supplier’s contract is not currently up for renewal, and I am not the person responsible for making the decision whether to renew. Can I attend? ANSWER: Since we have an existing business relationship with the supplier and is not currently involved in any renewal or other negotiations and since the event is a business- related event attended by many customers as well as supplier representatives, you may attend with the approval of your Vice-President or Senior Vice-President. However, given the location of the event, the business benefit to TC Energy should be carefully considered and discussed with your leader. Additionally, since the value of the event is significant, the supplier’s payment for flights and accommodation could create a perception of conflict and/or an obligation on the part of TC Energy. As a result, flights and accommodation should be paid for by TC Energy. You may accept the meals provided by the supplier as part of the event. Uncontrolled when printed TC Energy – Code of Business Ethics 25

Dealing fairly with customers, suppliers and other stakeholders We are fair and honest in our dealings with customers, suppliers and other stakeholders and we honour our obligations and commitments to them. Treating customers, suppliers and other stakeholders fairly requires that you enter into business relationships based on merit and objective criteria, such as price, quality and service. It also requires that you are honest and forthright when dealing with others (never omitting important facts, manipulating another person or situation, or misrepresenting yourself or TC Energy), and that you honour TC Energy’s contractual, regulatory and other commitments. You should never make business decisions on behalf of TC Energy based on personal relationships, unfair bias or the potential for personal gain. Dealing fairly with competitors You must also ensure that you use only legitimate means (such as searches of public information) to obtain competitive intelligence. You must never use deceit or misrepresent yourself to obtain such information, and you should never take advantage of information you receive in error (for example, emails, faxes or documents someone sent you in error, or documents left in a meeting room or in a public place). Use of company name for personal gain Finally, you must never use the Company’s name or purchasing power or your employment status to obtain personal discounts or rebates from vendors, unless those discounts or rebates are available to all employees. QUESTION: I own units of a mutual fund that invests in shares of one of our suppliers. Is that a problem? ANSWER: If your investment in the supplier is through a mutual fund, you would need to ensure that you do not own more than one per cent of the stock of the supplier; however, because of the indirect nature of the investment, it is also less of a concern than if you owned the shares directly. Your ownership of mutual fund units is likely not a problem. Uncontrolled when printed TC Energy – Code of Business Ethics 26

Making the right choices and doing the right thing requires that we act responsibly In doing business, we consider the impact of our actions on TC Energy, all of our stakeholders, the environment and the communities in which we operate. Acting responsibly includes protecting TC Energy’s assets and those of third parties, protecting the health and safety of our workers, our neighbours and the public, protecting the environment, being a good ambassador of TC Energy, respecting human rights, being a good neighbour and member of the communities in which we live and work and maintaining a respectful and productive workplace. Uncontrolled when printed TC Energy – Code of Business Ethics 27

Protecting confidential information We protect TC Energy’s confidential information, and that of our customers, suppliers and other stakeholders, from improper disclosure and use. We all have access to confidential information. TC Energy confidential information includes all TC Energy non-public information that may be of use to competitors or harmful to TC Energy or its customers, suppliers or other stakeholders, if disclosed. It can include, but is in no way limited to, information regarding TC Energy’s business, operations, finances, strategies or business plans, projects, proposed mergers, acquisitions and divestitures, engineering designs and reports, legal proceedings, contracts, environmental reports, land and lease information, technical and economic data, marketing information and field notes, sketches, photographs, electronic information assets (including emails, voicemails, SMS and text messages), computer records or software, specifications, models, or other information which is or may be either applicable to or related in any way to the assets, business or affairs of TC Energy. See additional information in the Protecting and Using TC Energy’s Assets and the Managing and Maintaining the Security of Information sections. Because such information is sensitive and can be used by competitors or others to TC Energy’s detriment, it must be protected. You should not disclose such information to anyone who does not need to know the information (including within TC Energy). Any disclosures to external parties that are required to be made for legitimate business reasons should only be made if the recipient has signed a Confidentiality or Non- Disclosure Agreement. You should also be careful not to talk about (even with family members or friends), view or leave confidential information in a location where it could be overheard or seen by an unauthorized person (e.g. on an airplane or other public place), and you should store confidential information in a secure location, such as a locked cabinet or a password-protected or other access-restricted folder if the information is electronic. When disposing of confidential information, you should do so in a secure manner, which may include shredding of hard copies. TC Energy’s stakeholders also often provide TC Energy with their own confidential information and require, through Confidentiality or Non-Disclosure Agreements, that this information be protected from inappropriate disclosure or use. You must honour the terms of any such Confidentiality or Non-Disclosure Agreements and safeguard the information in the same way you would TC Energy’s confidential information. Even if there is no Confidentiality or Non-Disclosure Agreement in place, you should always protect customer-specific information. You must also continue to maintain the confidentiality of all confidential information obtained while at TC Energy after you leave the Company, as your obligations of confidentiality are ongoing. This means that you may not disclose any confidential information to anyone after you leave TC Energy, including your new employer. For more information, see the Information Management Policy and Cybersecurity Policy. Uncontrolled when printed TC Energy – Code of Business Ethics 28

Protecting and respecting intellectual property rights We preserve TC Energy’s intellectual property rights and respect and honour those of third parties. Intellectual property can include trade secrets, that is, any information that gives the owner an economic advantage over its competitors and that the owner takes reasonable steps to keep confidential, as well as copyrights, trademarks and patents. TC Energy owns all inventions, discoveries and copyrighted material made or developed by Personnel in the course of and relating to their employment, contract or engagement with the Company, unless a written release is obtained or the issue is covered by contract. TC Energy’s intellectual property is an important Company asset. Since intellectual property rights can be lost if they are misused or not protected, we must take steps to protect these rights. This includes keeping trade secrets confidential and consistently using TC Energy’s trademarks solely as authorized, including not altering fonts, formats, colours, or other details. We must also respect and honour the intellectual property rights of third parties. This includes complying with the terms of license agreements that TC Energy has entered into with vendors. These license agreements often prohibit the sharing of user names and passwords, as well as the copying, distributing or disclosing of the licensed information to any individuals within TC Energy that are not licensed users. Respecting and honouring third party intellectual property rights also includes complying with copyright legislation, by not copying protected material without either a license to do so, or the permission of the owner. Finally, we must respect third party patents and trade secrets by not using improper means to obtain such information, and by not using confidential third-party information for a purpose other than that for which it was provided. Uncontrolled when printed TC Energy – Code of Business Ethics 29

Protecting and using TC Energy's assets

We protect TC Energy's assets and use them only for legitimate business purposes.

You must comply with all security protocols, for example, locking your laptop, and not letting strangers into Company facilities without a TC Energy escort and/or appropriate identification. For more information see the Corporate Security Policy.

You have an obligation to be a good steward of the assets and services that TC Energy provides to help you perform your job, including facilities, furniture, computers, telephones, supplies, tools, personal protective equipment, corporate credit cards, and courier and mailroom services. You are required to protect these assets and services from loss, theft, damage, and misuse. Except for TC Energy assets that are personally assigned to you, such as a mobile phone or laptop, removal of assets from Company premises is not permitted. Additionally, using company facilities and/or equipment to work on your personal property or for personal activities is not allowed.

TC Energy's assets and services are intended for business purposes. However, occasional and limited personal use of TC Energy's assets and services such as telephones, photocopiers, and the Internet is permitted. The use of TC Energy's mailroom or courier accounts to receive personal shipments is not permitted, although TC Energy's mailroom services may be used to correspond with the Company's benefit providers or to send personal mail with the appropriate postage affixed. Company assets or services must never be used for any illegal or inappropriate purposes, such as viewing pornography, engaging in hate-based activities, downloading illegal material, or any other inappropriate use (for more information please see the Acceptable Use Policy). TC Energy regularly monitors Company Internet use, and Personnel should not assume any right of privacy with respect to either their use of or data stored on TC Energy's computer systems. Any misuse of Company assets or services, including inappropriate use of TC Energy's computer equipment and systems, may result in disciplinary action.



QUESTION: *I sometimes use my Company computer to access Facebook or Twitter during my lunch break and I post about my personal life. Is that allowed?*

ANSWER: *Limited personal use of Company assets to access social media during your lunch break is acceptable. However, you need to keep in mind that you are using a Company computer and accessing the Internet through a TC Energy IP address. Therefore, you must ensure that you do not post inappropriate content or content that could reflect poorly on TC Energy. The Company regularly monitors the use of its equipment and systems and you should not expect your personal use of TC Energy assets to be private. Any inappropriate or offensive use of Company assets by Personnel may result in disciplinary action.*

QUESTION: *I send my claims to TC Energy benefits providers and use my TC Energy address to receive trade publications, contact lenses and books for the book club that I started with my coworkers. Is that allowed?*

ANSWER: *Personal shipments and mail must not be sent to your TC Energy address. Personal shipments include:*

- *personal online purchases, such as electronics, clothing, footwear, hygiene/beauty products, food, contact lenses/glasses, book of the month/ wine of the month or any other shipments for interest group meetings, including those created by and for Personnel;*
- *personal magazine and newspaper subscriptions, except for business correspondence, trade publications and vendor catalogues; and*
- *gifts from friends and family, except for flower deliveries and gifts from vendors, which must comply with all applicable TC Energy policies.*
- *Personnel may send their claims to TC Energy benefits providers (e.g., Sun Life Financial and MetLife) or send personal mail with the appropriate postage affixed through Company mailrooms.*

QUESTION: *I live in a very small condominium and keep my bike chained to an outside bike rack except for winters, when I store it in a paid facility. My co-worker told me about an empty shed in one of the Company's field sites near my condo. Would it be acceptable for me to keep my bike in the Company's shed for winter?*

ANSWER: *Storing your bike in the Company's shed for the winter would not be acceptable. Storing personal property that is not required during work hours, such as motorized and non-motorized vehicles, including but not limited to bicycles, motorcycles, RVs and boats, on the Company premises is generally prohibited. There are two exceptions:*

- *subject to the site management's approval, Personnel who commute to remote worksites to perform their job duties may park their personal vehicle used to reach the site on the Company premises for the duration of their work shift; and*
- *parking spaces on the Company premises that are either designated or paid for by Personnel may be used to park a personal vehicle, subject to notices to vacate the parking space for seasonal cleaning, maintenance or repairs.*

TC Energy – Code of Business Ethics 30

Managing and maintaining the security of Being socially responsible information We respect human rights and we are committed to being a good neighbour and We recognize the importance of corporate records as valuable assets of the Company supporting and enhancing the communities in which we live and work. and we manage, protect and preserve these assets accordingly. Some of the most important communities our business impacts are Indigenous Information assets can include everything from memos, emails, accounting records, communities. We are committed to working with these communities, to develop invoices and contracts, to technical drawings, recordings of trade-related phone calls, positive, long-term relationships based on mutual trust and respect, and recognizing records of safety or other incidents, marketing literature, and other similar types of their diversity and the importance they place on the land, their culture and their records. They can also be in any form or on any media, including, paper, CD, DVD, voice traditional way of life. recordings or other electronic formats. TC Energy partners in supporting safe, healthy and vibrant Indigenous communities All of these assets are important Company records that TC Energy may be required by investing in various community, cultural, educational, and environmental to produce in the event of a legal or regulatory proceeding, audit or investigation. initiatives and events. For more information, please see the Stakeholder Engagement It is important that you manage and retain these assets in accordance with all Commitment Statement, Indigenous Relations Commitment Statement, and legal requirements and corporate policies. In particular, you must never destroy an Indigenous Relations Policy. information asset in the event of an actual or pending legal or regulatory proceeding. In addition to working with Indigenous communities, we also work hard to build and Business activities should not be conducted through any medium that cannot be maintain relationships with other landowners. We recognize the importance of farming produced as a record (e.g., SMS, texts etc. are to be avoided). to their communities, and actively support farming-related organizations. It is also important to protect the security of TC Energy’s information assets. You must We also understand the importance that community, charitable and other similar non- comply with all internal policies and procedures concerning information security. governmental organizations play in making the communities in which we live and work Please refer to the End User Computing Standard, Information Management Policy, and better places. TC Energy actively supports these organizations and encourages us to the Cybersecurity Policy for further information. become involved by volunteering and contributing to charitable and other community- based organizations, including during work hours if approved by your leader. Charitable donations should not, however, be made to improperly influence government officials or others. Please see the section on Avoiding Bribery and Corruption and the Avoiding Bribery and Corruption Policy for more information. Being a good ambassador of TC Energy We recognize that we are ambassadors of TC Energy and conduct ourselves in a manner that is respectful and appropriate and that will not harm TC Energy’s reputation. You must always keep in mind that you are a representative of TC Energy. The things you say and do should reflect the Company’s core values. You should not speak publicly on behalf of TC Energy unless authorized to do so. Any posting or statement on an external website, including personal sites or in other media, should be considered a public statement. Even on your personal time, you must not participate in any illegal or inappropriate statements or activities that could be detrimental to the Company or its reputation with TC Energy’s name or brand. For example, while you may indicate on your social media profile(s) that TC Energy is your employer, if you do so, you must ensure that you do not post inappropriate content that could reflect poorly on the Company. For more information, see the Public Disclosure Policy and Communication Policy. Uncontrolled when printed TC Energy – Code of Business Ethics 31

Protecting personal information We respect and protect the privacy rights and personal information of our Personnel information to others, either within or outside TC Energy, without the express approval and other stakeholders. of TC Energy’s Privacy Officer or the individual’s consent. Use of personal information must be limited to the business purposes for which the information was provided. You TC Energy takes very seriously the fact that its Personnel, customers, suppliers, and should also protect and safeguard personal information from inappropriate access, other stakeholders have entrusted the Company with their personal information. The by keeping it in a locked cabinet, or in a password protected or otherwise restricted Company is committed to protecting that information in compliance with all legal folder, memory stick or other similar storage device, if the information is electronic. requirements. If the information is requested by anyone within or outside of the Company, or if it Some examples of personal information include an individual’s name, home address, needs to be disclosed for any legitimate reason, you should check with TC Energy’s telephone number, identification numbers (such as an employee number or social Privacy Officer before taking any action. insurance/social security number), financial information, and medical information. For more information, please see the Protection of Personal Information Policy. You should never collect, store, access, use, or disclose personal information for an inappropriate purpose or by inappropriate or illegal means. To the extent that we have Diversity, employment equity and equal opportunity personal information of any individual as a result of our work at TC Energy, whether the individual is an employee, a landowner, a shareholder, or a party that TC Energy We respect and embrace our differences and are committed to principles of does business with (to name just a few examples), we may not disclose that personal employment equity/equal opportunity, non-discrimination and accommodation. TC Energy believes that our differences make us stronger. The Company promotes and encourages a culture of diversity, inclusion and acceptance, prohibits any form of discrimination on legally prohibited grounds, and requires reasonable accommodation of differences. We recognize that in some cases, treating people fairly requires that you For a company that operates in three treat them equally and in other cases it requires that you accommodate their differences. countries across multiple provinces and states, diversity is all in a day’s work. TC Energy requires you to be inclusive and to demonstrate respect for and acceptance We have a wide variety of backgrounds, of others. While acting on behalf of TC Energy, you must never discriminate against “perspectives and skills in our workforce. anyone on the basis of a legally prohibited ground, including gender, race, national When we respect and value those or ethnic origin, colour, religion, age, sexual orientation, marital status, family status, differences, we drive innovation, growth veteran status, disability, or conviction. and competitiveness. If you are a leader or are otherwise responsible for employment-related decisions, Stan Chapman Executive Vice-President and President, U.S. you must make those decisions objectively, in compliance with all legal requirements Natural Gas Pipelines, and corporate policies, on the basis of the Company’s and the job’s requirements, and the Company’s Diversity” Officer and without discrimination on the basis of a prohibited ground. You also must never discount an individual due to a difference which can reasonably be accommodated. Reasonable accommodation of differences must also be provided, when required. Please refer to the Equal Employment Opportunity and Non-Discrimination, Harassment-Free Workplace and Reasonable Workplace Accommodation policies for further information. Uncontrolled when printed TC Energy – Code of Business Ethics 32

Maintaining a harassment, violence and weapons-free workplace We treat one another with dignity and respect and are committed to maintaining a You are encouraged to suggest or develop new procedures and methods of working work environment that is free of harassment, violence and weapons. that will help ensure TC Energy’s compliance with legal and ethical requirements. Even if you don’t have a solution, you should speak up if you see something that needs to be Everyone deserves the opportunity to do their job in safe environment, without fear of improved. Any of the resources listed below may be contacted: harassment or violence (including the use of weapons). • The Ethics Help Line You must always be respectful to your co-workers, and be sensitive to the way in which others may react to your behaviours and comments. We must always try to resolve • Your leader differences in a calm and respectful manner, without resorting to insults, threats or • Your Human Resources Consultant violence. • Your Compliance Coordinator TC Energy prohibits any behaviour that is intimidating, hostile, offensive, threatening, • Corporate Compliance department violent, demeaning, humiliating, or of a sexual nature, that either interferes with • Internal Audit an individual’s work performance or creates an inappropriate work environment. In particular, you should never take actions or make unwanted comments or gestures • Law department that relate to gender, race, national or ethnic origin, disability, religion, age, sexual orientation, marital status, family status, veteran status, National Guard or reserve unit If you are aware of someone who has improved TC Energy’s compliance or ethics obligations, a conviction, or any other legally protected status. related processes or activities, or who has pointed out a flaw in the way we currently do things that will allow for improvement, contact the Corporate Compliance The Company prohibits the possession, use, carrying, and transportation of any department as we want to know about it. Dangerous or Potentially Dangerous Weapon(s) when conducting Company business as defined by TC Energy’s Weapons in the Workplace Policy. This prohibition applies on For more specific policy information on any of the topics referred to in COBE please or off all Company owned or controlled premises, in all Company vehicles, and to all refer to the Corporate Policies page on infocus, contact any of the people listed above personal vehicles being used in the course of Company business. or the Ethics Help Line. Personnel licensed to carry firearms (openly or in a concealed manner) or weapons are not exempt from the Policy. For Personnel in jurisdictions that permit firearms to be kept in personal vehicles, the vehicle must be locked, the firearms must be hidden from plain view, and be kept within a locked case or container within the vehicle. For more information, please see the Harassment-Free Workplace and the Weapons in the Workplace policies. Uncontrolled when printed TC Energy – Code of Business Ethics 33

Glossary

Confidential Information means all TC Energy non-public information that may be of use to competitors or harmful to TC Energy or its customers, suppliers, or other stakeholders, if disclosed. It can include, but is in no way limited to, information regarding TC Energy's business, operations, finances, strategies or business plans, projects, proposed mergers, acquisitions and divestitures, engineering designs and reports, legal proceedings, contracts, environmental reports, land, and lease information, technical and economic data, marketing information and field notes, sketches, photographs, electronic information assets (including emails, voicemails, SMS, and text messages), computer records or software, specifications, models, or other information which is or may be either applicable to or related in any way to the assets, business or affairs of TC Energy.

Contingent Workforce Contractor (CWC) means individuals, either Independent Consultants or contract workers employed by a third party Contingent Workforce Supplier, to work at or on behalf of TC Energy using TC Energy infrastructure (e.g. workstation, email, phone), and compensated on an hourly rate basis, performing work under the direction of a TC Energy leader.

Direct Reporting means a reporting relationship in which Personnel report to a Family member or person with whom they have a Significant Personal Relationship where that leader is responsible for hiring, delegating work, performance assessment and management, and/or making decisions related to terms of employment, including but not limited to compensation decisions.

Employee means full-time and part-time employees of TC Energy including student employees.

Family or Other Significant Personal Relationship means, but is not limited to, a marriage/common law spouse, parent, grandparent, child, grandchild, sibling, aunt or uncle, niece or nephew, cousin, including "step", "common law", or "in law" variations of these relationships.

Good Faith Reporting means an open, honest, fair and reasonable reporting without malice or ulterior motive.

Government Officials means any appointed, elected, or honorary official or any employee of a government, of a government owned or controlled company, or of a public or international organization. This definition encompasses officials in all branches and at all levels of government: federal, state/provincial or local. This definition also includes political parties and party officials and candidates for political office. Indigenous officials may also be considered Government Officials. A person does not cease to be a Government Official by claiming to act in a private capacity or by the fact that he/she serves without compensation.

Examples of Government Officials relevant to TC Energy's business are:

- government ministers and their staff;
- officials or employees of government departments;
- employees of regulatory agencies;
- judges and judicial officials; and
- employees of state-owned oil companies, or other government-owned or controlled corporations.

Independent Consultant means individuals acting in their own right and often providing services in a professional capacity and submitting invoices for services rendered directly to TC Energy. Independent Consultants are considered a type of Non-Preferred Supplier.

Indirect Reporting means a reporting relationship where the applicable Personnel's Family or other Significant Personal Relationship resides anywhere in their reporting structure.

Personnel means full-time and part-time employees, contract workers, contractors, and consultants of TC Energy.

Records means information created, received and maintained as evidence by an organization or person, pursuant to legal obligations or in the transaction of business. Records include, but are not limited to, electronic and physical formats. They provide proof of what happened, when it happened, and who made decisions. Whether information is identified as a Record depends on the information it contains and the context.

TC Energy or the **Company** means TC Energy Corporation and its wholly-owned subsidiaries and/or operated entities.

Uncontrolled when printed

TC Energy – Code of Business Ethics 34

Making the right choices – doing the right thing. August 2019